King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

December 14, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	EVO Payments, Inc. Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted November 8, 2017 CIK No. 0001704596

Dear Ms. Ransom:

On behalf of our client, EVO Payments, Inc. (the “Company”), we are transmitting via EDGAR with this letter, for confidential submission under the Securities Act of 1933, as amended (the “Securities Act”), a copy of Confidential Draft Submission No. 5 (the “Revised Draft”) of the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). This letter, together with the changes reflected in the Revised Draft, respond to the Staff’s comments contained in its letter dated November 29, 2017. The Revised Draft also includes other changes that are intended to update and clarify the information contained therein.

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in the Revised Draft. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised Draft.

Securities and Exchange Commission

December 14, 2017

Unaudited pro forma consolidated balance sheet as of December 31, 2017

Notes to unaudited pro forma consolidated balance sheet

Footnote (7), page 72

1.	We note from your response to comment 5 that you did not intend the disclosure in your prior footnote (3) to indicate that you were revaluing the Continuing LLC Interests which will be held in permanent equity. However, your revised disclosure in footnote (7) states that it represents an adjustment equal to the total economic value of the LLC Interests owned by the Continuing LLC Owners immediately following the offering based on an assumed initial public offering price. We also note that footnote (7) provides for adjustments to both temporary equity and permanent equity. Please revise your disclosure to clarify that the Continuing LLC Interests which will be classified as Nonredeemable non-controlling interests will not be revalued.

The Company has revised the disclosure on pages 72 and 73 in response to the Staff’s comment.

*        *         *        *

Securities and Exchange Commission

December 14, 2017

If we can be of any assistance in explaining these responses or the changes in the Revised Draft, please contact me at (404) 572-3517 or by email (ktownsend@kslaw.com) or Zach Cochran at (404) 572-2784 or by email (zcochran@kslaw.com).

Very truly yours,

/s/ Keith M. Townsend

Keith M. Townsend

cc:    Jennifer Thompson

Sondra Snyder

Scott Anderegg

(Securities and Exchange Commission)

James G. Kelly

Kevin M. Hodges

Steven J. de Groot

(EVO Payments, Inc.)

Alan J. Prince

Zachary L. Cochran

(King & Spalding LLP)